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                                                                     Exhibit 4.2



                             BUSINESS LOAN AGREEMENT


               This Agreement dated as of April 16, 1998, is between Bank of America National Trust and Savings Association (the "Bank") and McGrath RentCorp (the "Borrower").

1.  SHORT-TERM LOAN AMOUNT AND TERMS

               1.1 Loan Amount. The Bank agrees to provide a short-term loan to the Borrower in the amount of Fifteen Million Dollars ($15,000,000) (the "Commitment").

               1.2 Availability Period. The loan is available in one disbursement from the Bank between the date of this Agreement and April 30, 1998, unless the Borrower is in default.

               1.3  Interest Rate.

                      (a) Unless the Borrower elects an optional interest rate as described below, the interest rate is the Bank's Reference Rate minus one-half (0.5) percentage point.

                      (b) The Reference Rate is the rate of interest publicly announced from time to time by the Bank in San Francisco, California, as its Reference Rate. The Reference Rate is set by the Bank based on various factors, including the Bank's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. The Bank may price loans to its customers at, above, or below the Reference Rate. Any change in the Reference Rate shall take effect at the opening of business on the day specified in the public announcement of a change in the Bank's Reference Rate.

               1.4  Repayment Terms.

                      (a) The Borrower will pay all accrued but unpaid interest on May 1, 1998, and then on the first day of each month thereafter until payment in full of the principal of the loan.

                      (b) The Borrower will repay in full any principal, interest or other outstanding charges on the loan on the earlier of (i) July 31, 1998, or (ii) the day that is 3 banking days after the date on which the Borrower receives the net proceeds of that certain pending private offering of debt securities of the Borrower in the total amount of Forty Million Dollars ($40,000,000).

                      (c) The Borrower may prepay the loan in full or in part at any time in an amount not less than Five Hundred Thousand Dollars ($500,000).

               1.5 Optional Interest Rates. Instead of the interest rate based on the Bank's Reference Rate, the Borrower may elect the optional interest rates listed below during interest periods agreed to by the Bank and the Borrower. The optional interest rates shall be subject to the terms and conditions described later in this Agreement. Any principal amount bearing interest at an optional rate under this Agreement is referred to as a "Portion." The following optional interest rates are available:

                      (a) the IBOR Rate plus seven-tenths (0.7) percentage point.

                      (b) the LIBOR Rate plus seven-tenths (0.7) percentage point.




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2.  OPTIONAL INTEREST RATES

               2.1 Optional Rates. Each optional interest rate is a rate per year. Interest will be paid on the last day of each interest period, and, if the interest period is longer than one month, then on the first day of each month during the interest period. At the end of any interest period, the interest rate will revert to the rate based on the Reference Rate, unless the Borrower has designated another optional interest rate for the Portion. No Portion will be converted to a different interest rate during the applicable interest period. Upon the occurrence of an event of default under this Agreement, the Bank may terminate the availability of optional interest rates for interest periods commencing after the default occurs.

               2.2 IBOR Rate. The election of IBOR Rates shall be subject to the following terms and requirements:

                      (a) The interest period during which the IBOR Rate will be in effect will be no shorter than 7 days and will end no later than July 31, 1998. The last day of the interest period will be determined by the Bank using the practices of the offshore dollar inter-bank market.

                      (b) Each IBOR Rate Portion will be for an amount not less than One Million Dollars ($1,000,000).

                      (c) The Borrower may not elect a IBOR Rate with respect to any principal amount which is scheduled to be repaid before the last day of the applicable interest period.

                      (d) The "IBOR Rate" means the interest rate determined by the following formula, rounded upward to the nearest 1/100 of one percent. (All amounts in the calculation will be determined by the Bank as of the first day of the interest period.)

                             IBOR Rate =           IBOR Base Rate
                                             ---------------------------
                                             (1.00 - Reserve Percentage)
      Where,

                             (i) "IBOR Base Rate" means the interest rate at
            which the Bank's Grand Cayman Branch, Grand Cayman, British West Indies, would offer U.S. dollar deposits for the applicable interest period to other major banks in the offshore dollar inter-bank market.

                             (ii) "Reserve Percentage" means the total of the
            maximum reserve percentages for determining the reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency Liabilities, as defined in Federal Reserve Board Regulation D, rounded upward to the nearest 1/100 of one percent. The percentage will be expressed as a decimal, and will include, but not be limited to, marginal, emergency, supplemental, special, and other reserve percentages.

                      (e) Each prepayment of an IBOR Rate Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid, and a prepayment fee as described below. A "prepayment" is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement. The prepayment fee shall be equal to the amount (if any) by which:

                             (i) the additional interest which would have been
            payable during the interest period on the amount prepaid had it not been prepaid, exceeds

                             (ii) the interest which would have been recoverable
            by the Bank by placing the amount prepaid on deposit in the domestic certificate of deposit market, the eurodollar deposit market, or other appropriate money market selected by the Bank for a



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            period starting on the date on which it was prepaid and ending on the last day of the interest period for such Portion (or the scheduled payment date for the amount prepaid, if earlier).

                      (f) The Bank will have no obligation to accept an election for an IBOR Rate Portion if any of the following described events has occurred and is continuing:

                             (i) Dollar deposits in the principal amount, and
            for periods equal to the interest period, of an IBOR Rate Portion are not available in the offshore dollar inter-bank market; or

                             (ii) the IBOR Rate does not accurately reflect the
            cost of an IBOR Rate Portion.

               2.3 LIBOR Rate. The election of LIBOR Rates shall be subject to the following terms and requirements:

                      (a) The interest period during which the LIBOR Rate will be in effect will be one, two or three weeks, or one, two, or three months but will end no later than July 31, 1998. The first day of the interest period must be a day other than a Saturday or a Sunday on which the Bank is open for business in California, New York and London and dealing in offshore dollars (a "LIBOR Banking Day"). The last day of the interest period and the actual number of days during the interest period will be determined by the Bank using the practices of the London inter-bank market.

                      (b) Each LIBOR Rate Portion will be for an amount not less than One Million Dollars ($1,000,000).

                      (c) The "LIBOR Rate" means the interest rate determined by the following formula, rounded upward to the nearest 1/100 of one percent. (All amounts in the calculation will be determined by the Bank as of the first day of the interest period.)

                             LIBOR Rate =   London Inter-Bank Offered Rate
                                            ------------------------------
                                              (1.00 - Reserve Percentage)

     Where,

                             (i) "London Inter-Bank Offered Rate" means the
            interest rate at which the Bank's London Branch, London, Great Britain, would offer U.S. dollar deposits for the applicable interest period to other major banks in the London inter-bank market at approximately 11:00 a.m. London time two (2) London Banking Days before the commencement of the interest period. A "London Banking Day" is a day on which the Bank's London Branch is open for business and dealing in offshore dollars.

                             (ii) "Reserve Percentage" means the total of the
            maximum reserve percentages for determining the reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency Liabilities, as defined in Federal Reserve Board Regulation D, rounded upward to the nearest 1/100 of one percent. The percentage will be expressed as a decimal, and will include, but not be limited to, marginal, emergency, supplemental, special, and other reserve percentages.

                      (d) The Borrower shall irrevocably request a LIBOR Rate Portion no later than 12:00 noon San Francisco time on the LIBOR Banking Day preceding the day on which the London Inter-Bank Offered Rate will be set, as specified above. For example, if there are no intervening holidays or weekend days in any of the relevant locations, the request must be made at least three days before the LIBOR Rate takes effect.



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                      (e) The Borrower may not elect a LIBOR Rate with respect
      to any principal amount which is scheduled to be repaid before the last day of the applicable interest period.

                      (f) Each prepayment of a LIBOR Rate Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid and a prepayment fee as described below. A "prepayment" is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement. The prepayment fee shall be equal to the amount (if any) by which:

                             (i) the additional interest which would have been
            payable during the interest period on the amount prepaid had it not been prepaid, exceeds

                             (ii) the interest which would have been recoverable
            by the Bank by placing the amount prepaid on deposit in the domestic certificate of deposit market, the eurodollar deposit market, or other appropriate money market selected by the Bank, for a period starting on the date on which it was prepaid and ending on the last day of the interest period for such Portion (or the scheduled payment date for the amount prepaid, if earlier).

                      (g) The Bank will have no obligation to accept an election for a LIBOR Rate Portion if any of the following described events has occurred and is continuing:

                             (i) Dollar deposits in the principal amount, and
            for periods equal to the interest period, of a LIBOR Rate Portion are not available in the London inter-bank market; or

                             (ii) the LIBOR Rate does not accurately reflect the
            cost of a LIBOR Rate Portion.


3.  EXPENSES

               The Borrower agrees to reimburse the Bank for any expenses it incurs in the preparation of this Agreement and any agreement or instrument required by this Agreement up to a maximum of Five Thousand Dollars ($5,000). Expenses include, but are not limited to, reasonable attorneys' fees, including any allocated costs of the Bank's in-house counsel.


4.  DISBURSEMENTS, PAYMENTS AND COSTS

               4.1  Requests for Credit.

                      (a) Each request for an extension of credit will be made in writing in a manner acceptable to the Bank, or by another means acceptable to the Bank.

                      (b) Unless otherwise agreed by the Bank and the Borrower, disbursement of the proceeds of the loan made under this Agreement shall be made by wire transfer to such account with such financial institution as may be designated by the Borrower and acceptable to the Bank. The Borrower shall execute any standard Bank forms as may be required by the Bank with respect to such wire transfer. The Bank may terminate its willingness to disburse the proceeds of the loan by wire transfer immediately upon any default under this Agreement or for other reasonable cause.

               4.2 Disbursements and Payments. Each disbursement by the Bank and each payment by the Borrower will be:



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                      (a) made at the Bank's branch (or other location) selected by the Bank from time to time;

                      (b) made for the account of the Bank's branch selected by the Bank from time to time;

                      (c) made in immediately available funds, or such other type of funds selected by the Bank;

                      (d) evidenced by records kept by the Bank. In addition, the Bank may, at its discretion, require the Borrower to sign one or more promissory notes.

               4.3  Telephone and Telefax Authorization.

                      (a) The Bank may honor telephone or telefax instructions for disbursement of the proceeds of the loan or for the designation of optional interest rates given by any one of the individuals authorized to sign loan agreements on behalf of the Borrower, or any other individual designated by any one of such authorized signers. In the case of telephone instructions for disbursement of the proceeds of the loan, the Borrower shall provide to the Bank its standard agreement for oral funds transfer services, including the designation of authorized callers.

                      (b) The Bank may terminate its willingness to accept telephone and telefax instructions upon 30 days notice to the Borrower at any time in its discretion, or immediately upon any default under this Agreement or for other reasonable cause.

                      (c) The Borrower indemnifies and excuses the Bank (including its officers, employees, and agents) from all liability, loss, and costs in connection with any act resulting from telephone or telefax instructions the Bank reasonably believes are made by any individual authorized by the Borrower to give such instructions. This indemnity and excuse will survive this Agreement's termination.

               4.4 Banking Days. Unless otherwise provided in this Agreement, a banking day is a day other than a Saturday or a Sunday on which the Bank is open for business in California. For amounts bearing interest at an offshore rate (if any), a banking day is a day other than a Saturday or a Sunday on which the Bank is open for business in California and dealing in offshore dollars. All payments and disbursements which would be due on a day which is not a banking day will be due on the next banking day. All payments received on a day which is not a banking day will be applied to the credit on the next banking day.

               4.5 Interest Calculation. Except as otherwise stated in this Agreement, all interest and fees, if any, will be computed on the basis of a 360-day year and the actual number of days elapsed. This results in more interest or a higher fee than if a 365-day year is used. Principal which is not paid when due under this Agreement shall continue to bear interest until paid.

               4.6 Default Rate. Upon the occurrence and during the continuation of any default under this Agreement, principal amounts outstanding under this Agreement will at the option of the Bank bear interest at a rate which is 2.0 percentage points higher than the rate of interest otherwise provided under this Agreement. This will not constitute a waiver of any default.

               4.7 Interest Compounding. At the Bank's sole option in each instance, any interest, fees or costs which are not paid when due under this Agreement shall bear interest from the due date at the Bank's Reference Rate minus one-half (0.5) percentage point. This may result in compounding of interest.


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5.  CONDITIONS

               The Bank must receive the following items, in form and content acceptable to the Bank, before it is required to extend any credit to the Borrower under this Agreement:

               5.1 Authorizations. Evidence that the execution, delivery and performance by the Borrower of this Agreement and any instrument or agreement required under this Agreement have been duly authorized.

               5.2 Governing Documents. A copy of the Borrower's articles of incorporation.

               5.3 Other Items. Any other items that the Bank reasonably requires.


6.  REPRESENTATIONS AND WARRANTIES

               When the Borrower signs this Agreement, and until the Bank is repaid in full, the Borrower makes the following representations and warranties. Each request for an extension of credit constitutes a renewed representation:

               6.1 Authorization. This Agreement, and any instrument or agreement required hereunder, are within the Borrower's powers, have been duly authorized, and do not conflict with any of its organizational papers.

               6.2 Enforceable Agreement. This Agreement is a legal, valid and binding agreement of the Borrower, enforceable against the Borrower in accordance with its terms, and any instrument or agreement required hereunder, when executed and delivered, will be similarly legal, valid, binding and enforceable, except as the enforceability thereof may be affected by (a) bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally, (b) the availability of certain equitable remedies or limitations imposed by certain equitable principles of general applicability and
(c) limitations based on statutes or on public policy limiting a person's right to waive the benefits of statutory provisions or common law rights.

               6.3 No Conflicts. This Agreement does not conflict with any law, agreement, or obligation by which the Borrower is bound.

               6.4 Financial Information. All financial and other information that has been or will be supplied to the Bank, including the Borrower's financial statement dated as of December 31, 1997, is:

                      (a) sufficiently complete to give the Bank accurate knowledge of the Borrower's financial condition, including all material contingent liabilities.

                      (b) in compliance with all government regulations that apply.

               6.5 No Event of Default. There is no event which is, or with notice or lapse of time or both would be, a default under this Agreement.

               6.6 Insurance. The Borrower has obtained, and maintained in effect, the insurance coverage required in the "Covenants" section of the Syndicated Credit Agreement (as defined below).

               6.7 Location of Borrower. The Borrower's place of business (or, if the Borrower has more than one place of business, its chief executive office) is located at the address listed under the Borrower's signature on this Agreement.



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               6.8 Environmental Matters. The Borrower (a) is not in violation of any health, safety, or environmental law or regulation regarding hazardous substances and (b) is not the subject of any claim, proceeding, notice, or other communication regarding hazardous substances. "Hazardous substances" means any substance, material or waste that is or becomes designated or regulated as "toxic," "hazardous," "pollutant," or "contaminant" or a similar designation or regulation under any federal, state or local law (whether under common law, statute, regulation or otherwise) or judicial or administrative interpretation of such, including without limitation petroleum or natural gas.

               6.9 Year 2000 Compliance. The Borrower has conducted a comprehensive review and assessment of the Borrower's computer applications [and made inquiry of the Borrower's key suppliers, vendors and customers] with respect to the "year 2000 problem" (that is, the risk that computer applications may not be able to properly perform date-sensitive functions after December 31,
1999) and, based on that review and inquiry, the Borrower does not believe the year 2000 problem will result in a material adverse change in the Borrower's business condition (financial or otherwise), operations, properties or prospects, or ability to repay the credit.

               6.10 Representations and Warranties (the Syndicated Credit Agreement). The representations and warranties contained in Article 6 of the Syndicated Credit Agreement (the "Article 6 Reps and Warranties") are true as of the date of this Agreement as if made on the date of this Agreement. The Borrower acknowledges and agrees that each request for an extension of credit under this Agreement shall be deemed to further represent and warrant that the
Article 6 Reps and Warranties remain true as of the date of such request (except to the extent such representations and warranties expressly refer to an earlier date, in which case they shall be true and correct as of such earlier date).

"Syndicated Credit Agreement" means that certain Credit Agreement dated as of July 10, 1997, among the Borrower, the banks listed on the signature pages thereof (collectively, the "Syndicate Banks," individually, a "Syndicate Bank"), and Union Bank of California, National Association, as agent for the Syndicate Banks, together with all schedules and exhibits thereto, as such credit agreement, schedules, and exhibits are now in effect and as from time to time amended, renewed, restated, or superseded. The Syndicated Credit Agreement and the First Amendment and the Second Amendment thereto are attached to this Agreement as Exhibits B, B-1, and B-2, respectively. Any future amendments to the Syndicated Credit Agreement shall also be attached hereto and shall be designated accordingly, commencing with Exhibit B-3.

7.  COVENANTS

               The Borrower agrees, so long as credit is available under this Agreement and until the Bank is repaid in full:

               7.1 Use of Proceeds. To use the proceeds of the credit only to repay amounts outstanding under the Syndicated Credit Agreement.

               7.2 Cooperation. To take any action reasonably requested by the Bank to carry out the intent of this Agreement.

               7.3 Affirmative and Negative Covenants (the Syndicated Credit Agreement). Unless the Bank waives compliance in writing, to comply with the affirmative covenants set forth in Sections 7.1 through 7.12 of the Syndicated Credit Agreement and the negative covenants set forth in Sections 8.1 through
8.9 of the Syndicated Credit Agreement. The Borrower further agrees that with respect to Section 7.3 of the Syndicated Credit Agreement, the Borrower will, at the request of the Bank, furnish directly to the Bank any one or more of the financial statements required thereunder at the same time as the Borrower furnishes such statements to the Agent under the Syndicated Credit Agreement.



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8.  DEFAULT

If any of the following events occurs, the Bank may do one or more of the following: declare the Borrower in default, stop making any additional credit available to the Borrower, and require the Borrower to repay its entire debt immediately and without prior notice. If an event of default occurs under
Section 9.1(f) or Section 9.1(g) of the Syndicated Credit Agreement, then the entire debt outstanding under this Agreement will automatically be due immediately.

               8.1 Failure to Pay. The Borrower fails to make any payment of principal under this Agreement when due or any payment of interest under this Agreement within 5 days after the date when due.

               8.2 False Information. The Borrower has given the Bank information or representations that are materially false, incorrect, incomplete or misleading when made.

               8.3 Material Adverse Change. A material adverse change occurs, or is reasonably likely to occur, in the Borrower's business condition (financial or otherwise), operations, properties or prospects, or ability to repay this credit.

               8.4 Default under Syndicated Credit Agreement. Any Event of Default (as defined therein) occurs under the Syndicated Credit Agreement.

               8.5 Other Bank Agreements. The Borrower fails to meet the conditions of, or fails to perform any obligation under any agreement the Borrower has with the Bank or any affiliate of the Bank other than this Agreement and the Syndicated Credit Agreement. If, in the Bank's opinion, the breach is capable of being remedied, the breach will not be considered an event of default under this Agreement for a period of ten (10) days after the date on which the Bank gives written notice of the breach to the Borrower; provided, however, that the Bank will not be obligated to extend any additional credit to the Borrower under this Agreement during that period.

               8.6 Other Breach Under Agreement. The Borrower fails to meet the conditions of, or fails to perform any obligation under, any term of this Agreement not specifically referred to in this Article. This includes any failure or anticipated failure by the Borrower to comply with any financial covenants incorporated by reference into this Agreement, whether such failure is evidenced by financial statements delivered to the Bank or is otherwise known to the Borrower or the Bank. If, in the Bank's opinion, the breach is capable of being remedied, the breach will not be considered an event of default under this Agreement for a period of ten (10) days after the date on which the Bank gives written notice of the breach to the Borrower; provided, however, that the Bank will not be obligated to extend any additional credit to the Borrower during that period.


9.  ENFORCING THIS AGREEMENT; MISCELLANEOUS

               9.1 GAAP. Except as otherwise stated in this Agreement, all financial information provided to the Bank and all financial covenants will be made under generally accepted accounting principles, consistently applied.

               9.2 California Law. This Agreement is governed by California law.

               9.3 Successors and Assigns. This Agreement is binding on the Borrower's and the Bank's successors and assignees. The Borrower agrees that it may not assign this Agreement without the Bank's prior consent. The Bank may sell participations in or assign this loan, and may exchange financial information about the Borrower with actual or potential participants or assignees. If a participation is sold or the loan is assigned, the purchaser will have the right of set-off against the Borrower.



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               9.4  Arbitration.

                      (a) This paragraph concerns the resolution of any controversies or claims between the Borrower and the Bank, including but not limited to those that arise from:

                             (i) This Agreement (including any renewals,
               extensions or modifications of this Agreement);

                             (ii) Any document, agreement or procedure related
               to or delivered in connection with this Agreement;

                             (iii) Any violation of this Agreement; or

                             (iv) Any claims for damages resulting from any
               business conducted between the Borrower and the Bank, including claims for injury to persons, property or business interests (torts).

        It is provided, however, that this paragraph does not concern the resolution of any controversies or claims between the Borrower and the Bank that arise from the Syndicated Credit Agreement.

                      (b) At the request of the Borrower or the Bank, any such controversies or claims will be settled by arbitration in accordance with the United States Arbitration Act. The United States Arbitration Act will apply even though this Agreement provides that it is governed by California law.

                      (c) Arbitration proceedings will be administered by the American Arbitration Association and will be subject to its commercial rules of arbitration.

                      (d) For purposes of the application of the statute of limitations, the filing of an arbitration pursuant to this paragraph is the equivalent of the filing of a lawsuit, and any claim or controversy which may be arbitrated under this paragraph is subject to any applicable statute of limitations. The arbitrators will have the authority to decide whether any such claim or controversy is barred by the statute of limitations and, if so, to dismiss the arbitration on that basis.

                      (e) If there is a dispute as to whether an issue is arbitrable, the arbitrators will have the authority to resolve any such dispute.

                      (f) The decision that results from an arbitration proceeding may be submitted to any authorized court of law to be confirmed and enforced.

                      (g) The procedure described above will not apply if the controversy or claim, at the time of the proposed submission to arbitration, arises from or relates to an obligation to the Bank secured by real property located in California. In this case, both the Borrower and the Bank must consent to submission of the claim or controversy to arbitration. If both parties do not consent to arbitration, the controversy or claim will be settled as follows:

                             (i) The Borrower and the Bank will designate a
               referee (or a panel of referees) selected under the auspices of the American Arbitration Association in the same manner as arbitrators are selected in Association-sponsored proceedings;

                             (ii) The designated referee (or the panel of
               referees) will be appointed by a court as provided in California Code of Civil Procedure Section 638 and the following related sections;



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                             (iii) The referee (or the presiding referee of the
               panel) will be an active attorney or a retired judge; and

                             (iv) The award that results from the decision of
               the referee (or the panel) will be entered as a judgment in the court that appointed the referee, in accordance with the provisions of California Code of Civil Procedure Sections 644 and 645.

                      (h) This provision does not limit the right of the Borrower or the Bank to:

                             (i) exercise self-help remedies such as setoff;

                             (ii) foreclose against or sell any real or personal
               property collateral; or

                             (iii) act in a court of law, before, during or
               after the arbitration proceeding to obtain:

                                    (A) an interim remedy; and/or

                                    (B) additional or supplementary remedies.

                      (i) The pursuit of or a successful action for interim, additional or supplementary remedies, or the filing of a court action, does not constitute a waiver of the right of the Borrower or the Bank, including the suing party, to submit the controversy or claim to arbitration if the other party contests the lawsuit. However, if the controversy or claim arises from or relates to an obligation to the Bank which is secured by real property located in California at the time of the proposed submission to arbitration, this right is limited according to the provision above requiring the consent of both the Borrower and the Bank to seek resolution through arbitration.

                      (j) If the Bank forecloses against any real property securing this Agreement, the Bank has the option to exercise the power of sale under the deed of trust or mortgage, or to proceed by judicial foreclosure.

               9.5 Severability; Waivers. If any part of this Agreement is not enforceable, the rest of the Agreement may be enforced. The Bank retains all rights, even if it makes a loan after default. If the Bank waives a default, it may enforce a later default. Any consent or waiver under this Agreement must be in writing.

               9.6 Administration Costs. The Borrower shall pay the Bank for all reasonable costs incurred by the Bank in connection with administering this Agreement.

               9.7 Attorneys' Fees. The Borrower shall reimburse the Bank for any reasonable costs and attorneys' fees incurred by the Bank in connection with the enforcement or preservation of any rights or remedies under this Agreement and any other documents executed in connection with this Agreement, and in connection with any amendment, waiver, "workout" or restructuring under this Agreement. In the event of a lawsuit or arbitration proceeding, the prevailing party is entitled to recover costs and reasonable attorneys' fees incurred in connection with the lawsuit or arbitration proceeding, as determined by the court or arbitrator. In the event that any case is commenced by or against the Borrower under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute, the Bank is entitled to recover costs and reasonable attorneys' fees incurred by the Bank related to the preservation, protection, or enforcement of any rights of the Bank in such a case. As used in this paragraph, "attorneys' fees" includes the allocated costs of the Bank's in-house counsel.



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

               9.8 One Agreement. This Agreement and any related security or other agreements required by this Agreement, collectively:

                      (a) represent the sum of the understandings and agreements between the Bank and the Borrower concerning this credit;

                      (b) replace any prior oral or written agreements between the Bank and the Borrower concerning this credit; and

                      (c) are intended by the Bank and the Borrower as the final, complete and exclusive statement of the terms agreed to by them.

In the event of any conflict between this Agreement and any other agreements required by this Agreement, this Agreement will prevail.

               9.9 Indemnification. The Borrower will indemnify and hold the Bank harmless from any loss, liability, damages, judgments, and costs of any kind relating to or arising directly or indirectly out of (a) this Agreement or any document required hereunder, (b) any credit extended or committed by the Bank to the Borrower hereunder, and (c) any litigation or proceeding related to or arising out of this Agreement, any such document, or any such credit. This indemnity includes but is not limited to attorneys' fees (including the allocated cost of in-house counsel). This indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys, and assigns. This indemnity will survive repayment of the Borrower's obligations to the Bank. All sums due to the Bank hereunder shall be obligations of the Borrower, due and payable immediately without demand.

               9.10 Notices. All notices required under this Agreement shall be personally delivered or sent by first class mail, postage prepaid, to the addresses on the signature page of this Agreement, or to such other addresses as the Bank and the Borrower may specify from time to time in writing.

               9.11 Headings. Article and paragraph headings are for reference only and shall not affect the interpretation or meaning of any provisions of this Agreement.

               9.12 Counterparts. This Agreement may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same agreement.

               9.13  References to the Syndicated Credit Agreement.

                      (a) The Bank and the Borrower agree that the references to certain provisions of the Syndicated Credit Agreement under Paragraphs 6.10, 7.3, and 8.4 of this Agreement are at all times deemed to be to the most current versions of those provisions as then in effect.

                      (b) If the Syndicated Credit Agreement is at any time terminated and no longer in effect, the Bank and the Borrower agree that the references described in subparagraph (a) above shall be deemed to be to the versions of those provisions as are in effect as of the termination of the Syndicated Credit Agreement.

                      (c) Notwithstanding the foregoing subparagraphs (a) and
        (b), the Borrower agrees that the Bank may, in its reasonable discretion, determine at any time that any provision of the Syndicated Credit Agreement referenced under Paragraphs 6.10, 7.3, and 8.4 hereof shall no longer be applicable to this Agreement. In such event, the Bank and the



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        Borrower shall memorialize the Bank's determination through an appropriate amendment to this Agreement. Among the circumstances (without limiting such circumstances) under which the Bank may reasonably make such a determination would be the circumstances resulting from the Bank's decision to no longer remain a party to the Syndicated Credit Agreement or resulting from the execution of an amendment to the Syndicated Credit Agreement to which the Bank does not consent.

This Agreement is executed as of the date stated at the top of the first page.


Bank of America National                  McGrath RentCorp
Trust and Savings Association

By _____________________________          By ________________________________

Typed Name: Kenneth J. Beck               Typed Name: Delight Saxton
Title: Vice President                     Title: Senior Vice President, Chief
                                                 Financial Officer and Secretary


Address where notices to                  Address where notices to
the Bank are to be sent:                  the Borrower are to be sent:

East Bay Regional Commercial              5700 Las Positas
Banking Office (1472)                     Livermore, CA  94550
300 Lakeside Drive, Suite 250             Attention:  Ms. Delight Saxton
Oakland, CA  94612
Attention: Kenneth J. Beck
           Vice President







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